04004099

SECUR[...] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34202

RECEIVED FEB 25 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schlitt Investor Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 INDIAN RIVER BLVD. - SUITE 300
(No. and Street)

VERO BEACH, FLORIDA 32960
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT W. SCHLITT, JR. 772-567-1188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEVEN MOHLER, CPA, PA
(Name – *if individual, state last, first, middle name*)

2127 - 10th AVENUE, VERO BEACH, FL 32960
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT W. SCHLITT, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCHLITT INVESTOR SERVICES, INC., as of 12/31/03, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

MICHELLE DEGNAN
Notary Public, State of Florida
My comm expires May 14, 2004
Comm. No. CC936145
I.D. 913472
Bonded thru Service Insurance Company, Inc.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHLITT INVESTOR SERVICES, INC.

Financial Statements and Supplementary Information with Independent Auditor's Report

December 31, 2003 and 2002

<u>**TABLE OF CONTENTS**</u>

STEVEN MOHLER, CPA, PA
Certified Public Accountant
2127 - 10th Avenue
Vero Beach, Florida 32960
772-778-6699

Independent Auditor's Report

To the Stockholders
Schlitt Investor Services, Inc.
Vero Beach, Florida

I have audited the accompanying statements of financial condition of Schlitt Investor Services, Inc. as of December 31, 2003, and December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with general accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schlitt Investor Services, Inc. at December 31, 2003, and December 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Steven Mohler, CPA, PA
Certified Public Accountant

February 20, 2004

SCHLITT INVESTOR SERVICES, INC.
Statements of Financial Condition
December 31, 2003 and 2002

Assets

	2003	2002
Current Assets		
Cash	$ 26,440	$ 26,206
Receivable from brokers, dealers and clearing organizations	-	2,006
Loans receivable - affiliates	11,400	11,400
Other accounts receivable	130	3,399
Total Current Assets	37,970	43,011
Other Assets		
Deposits	7,500	7,500
Total Other Assets	7,500	7,500
Total Assets	$ 45,470	$ 50,511

Liabilities and Stockholders' Equity

	2003	2002
Current Liabilities		
Accounts payable and accrued liabilities	$ -	$ 802
Total Current Liabilities	-	802
Stockholders' Equity		
Common stock, $1 par value; 10,000 shares authorized; 200 shares issued and outstanding	200	200
Additional paid-in capital	22,143	22,143
Retained earings	23,127	27,366
Total Stockholders' Equity	45,470	49,709
Total Liabilities and Stockholders' equity	$ 45,470	$ 50,511

See the accompanying notes to the financial statements

SCHLITT INVESTOR SERVICES, INC.

Statements of Income

Years ended December 31, 2003 and 2002

	2003	2002
Revenues		
Commissions earned	$ 242,308	$ 212,866
Miscellaneous revenue	472	558
Total revenues	242,780	213,424
Expenses		
Commissions expense	110,543	92,134
Management fees	123,637	106,337
Dues and fees	3,076	7,986
Licenses and taxes	355	213
Advertising	125	1,148
Professional fees	3,100	2,853
Clinics and seminars	(189)	1,598
Other	1,172	81
Loss on write-down of asset	-	375
Total expenses	241,819	212,725
Net income	$ 961	$ 699

See the accompanying notes to the financial statements

SCHLITT INVESTOR SERVICES, INC.

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2001	$ 200	$ 22,143	$ 30,667	$ 53,010
Shareholder distributions	-	-	(4,000)	(4,000)
Net Income	-	-	699	699
Balance, December 31, 2002	200	22,143	27,366	49,709
Shareholder distributions	-	-	(5,200)	(5,200)
Net Income	-	-	961	961
Balance, December 31, 2003	$ 200	$ 22,143	$ 23,127	$ 45,470

See the accompanying notes to the financial statements

SCHLITT INVESTOR SERVICES, INC.
Statements of Cash Flows

Years Ended December 31, 2003 and 2002

Cash flows form operating activities:	2003	2002
Net income (loss)	$ 961	$ 699
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
Receivables from brokers and clearing organizations	2,006	(1,655)
Accounts payable and other liabilities	(802)	15
Net cash provided by operations	2,165	(941)
Cash flows from investing activities:		
(Payments to)proceeds from affiliates	-	6,591
(Payments to)proceeds from other assets	-	8,767
(Payments to)proceeds from other receivables	3,269	4,258
Net cash (used)/provided by investing activities	3,269	19,616
Cash flows from financing activities:		
Shareholder distributions	(5,200)	(4,000)
Net cash (used)/provided by financing activities	(5,200)	(4,000)
Net Increase in cash	234	14,675
Cash, beginning of year	26,206	11,531
Cash, end of year	$ 26,440	$ 26,206

See the accompanying notes to the financial statements

SCHLITT INVESTOR SERVICES, INC.
Notes to the Financial Statements
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies

Organization

Schlitt Investor Services, Inc. (the Company) was incorporated September 27, 1984 under the laws of the State of Florida. The Company is a broker/dealer registered under the provision of the National Association of Securities Dealers, Inc. (NASD) and operates under a restrictive agreement with NASD. The Company operated within the exemptive provision of SEC rule 15c3-3(k)(2)(b) in that it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer and preserves books and records pursuant to rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Taxes on Income

The Company has elected under Subchapter S of the Internal Revenue Code to have its income taxed directly to the stockholders. Accordingly, no income tax provision is reflected in the accompanying financial statements.

Note 2 - Reporting Comprehensive Income

SFAS No. 130 *Reporting Comprehensive Income* requires the reporting and display of comprehensive income and its components. The effective date for implication is for fiscal years beginning after December 15, 1997. There were no items reportable as comprehensive income in 2003 or 2002.

Note 3 - Deposit

The Company maintains a $7,500 deposit balance with its clearing broker/dealer, RBC Dain Rauscher, Inc.

Note 4 - Commitments

The National Association of Securities Dealers, inc. requires the Company to maintain minimum net capital, as defined by regulation, of $5,000.

Note 5 - Related Party Transactions

Robert W. Schlitt, Jr. is the president and treasurer of the Company at December 31, 2003. Mr. Schlitt, and his cousin, own a controlling interest in Schlitt Insurance Services, Inc. The following transactions have occurred:

All of the agents registered with the NASD through Schlitt Investor Services, Inc. are employees of Schlitt Insurance. Schlitt Insurance received a commission equal to the commissions paid to the agents. Schlitt Insurance pays draws against commissions to the producers.

Schlitt Insurance Services, Inc. provides offices and management and pays overhead expenses including utility and telephone costs in exchange for a management fee. The fee is based on a percentage of monthly net income. Such fees amounted to $123,637 and $106,337 in 2003 and 2002, respectively.

The existence of such common control could result in operating results of the financial operations of the Company significantly different from those that would have been obtained if the enterprises were autonomous.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange

Act of 1934

December 31, 2003

STEVEN MOHLER, CPA, PA
Certified Public Accountant
2127 - 10th Avenue
Vero Beach, Florida 32960
772-778-6699

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholders
Schlitt Investor Services, Inc.
Vero Beach, Florida

I have audited the financial statements of Schlitt Investor Services, Inc. for the year ended December 31, 2003, and have issued my report thereon dated February 20, 2004. My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

I determined that Schlitt Investor Services, Inc., during the year ended December 31, 2003, was in compliance with the exemptive provisions of rule 15c3-3(k)(2)(b) in that it cleared all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmitted all customer funds and securities to the clearing broker or dealer and preserved books and records pursuant to rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Steven Mohler, CPA, PA
Certified Public Accountant

February 20, 2004

SCHLITT INVESTOR SERVICES, INC.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commissions

December 31, 2003

Net Capital	
Total stockholders' equity	$ 45,470
Less non - allowable assets:	
Receivables from non-customers	(19,030)
Net Capital	$ 26,440

Reconciliation with Company's Computation (included in Part IIA of Form X-17a-5 as of December 31, 2003)	
Net capital, as reported in the Company's Part IIA Unaudited Focus Report	$ 26,440
Net audit adjustments	-
Net Capital, per above	$ 26,440

STEVEN MOHLER, CPA, PA
Certified Public Accountant
2127 - 10th Avenue
Vero Beach, Florida 32960
772-778-6699

Independent Auditor's Report on Accounting Control
Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Stockholders
Schlitt Investor Services, Inc.
Vero Beach, Florida

I have audited the financial statements of Schlitt Investor Services, Inc., for the ended December 31, 2003, and have issued my report thereon dated February 20, 2004. As part of my examination, I made a study and evaluation of the company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, and the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

I did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the board of Governors of the Federal Reserve Board, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed and, with respect to Rule 15c3-3, should provide reasonable assurance of compliance, in all material respects, with the possession and control requirement of that Rule. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to assist the auditor in planning performing his examination of financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under SEC Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My examination of the financial statements made in accordance with generally accepted accounting standards, including the study and evaluation of the company's system of internal accounting control for the period ended December 31, 2003, that was made for the purposes set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. Accordingly, I do not express an opinion on the system of internal accounting control of Schlitt Investor Services, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

Steven Mohler, CPA, PA
Certified Public Accountant

February 20, 2004